Exhibit 99.1

Qihoo 360 Enters into Definitive Agreement for Going Private Transaction

BEIJING, Dec. 18, 2015 /PRNewswire/ -- Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (NYSE: QIHU), a leading Internet company in China, today announced that it has entered into a definitive merger agreement pursuant to which the Company will be acquired by a consortium of investors in an all-cash transaction valued at approximately $9.3 billion, including the redemption of approximately $1.6 billion of debt.

Pursuant to the terms of the merger agreement, at the effective time of the merger, each of the Company’s class A and class B ordinary shares issued and outstanding immediately prior to the effective time of the merger (the “Shares”) will be cancelled and cease to exist in exchange for the right to receive US$51.33 in cash without interest, and each American Depositary Share (“ADS”) of the Company, every two ADSs representing three class A ordinary shares, will be cancelled in exchange for the right to receive US$77.00 in cash without interest, except for (a) certain Shares (including Shares represented by ADSs) owned by entities controlled by Mr. Hongyi Zhou, chairman and chief executive officer of the Company, and Mr. Xiangdong Qi, director and president of the Company, and the Company treasury shares, which will be cancelled and cease to exist and no payment or distribution will be made with respect thereto, and (b) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands (the “Dissenting Shares”), which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of the Dissenting Shares in accordance with Section 238 of the Companies Law of the Cayman Islands.

The merger consideration represents a premium of 16.6% to the closing price of the Company’s ADSs on June 16, 2015, the last trading day prior to the Company’s announcement of its receipt of a “going-private” proposal, and a premium of 32.7% to the average closing price of the Company’s ADSs during the 30 trading days prior to its receipt of a “going-private” proposal.

The investor consortium includes, among others, Citic Guoan, Golden Brick Silk Road Capital, Sequoia Capital China, Taikang Life Insurance, Ping An Insurance, Sunshine Insurance, New China Capital, Huatai Ruilian, Huasheng Capital or their affiliated entities.

The consortium intends to fund the merger through a combination of cash contributions from the investors pursuant to equity commitment letters, and the proceeds from a committed term loan facility in an amount up to the RMB equivalent of US$3.0 billion and a bridge loan facility of up to the RMB equivalent of US$400 million, pursuant to certain debt commitment letters provided by China Merchants Bank Co., Ltd.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a committee of independent and disinterested directors established by the Board (the “Special Committee”), approved the merger agreement and the merger and resolved to recommend that the Company’s shareholders vote to authorize and approve the merger agreement and the merger. The Special Committee negotiated the terms of the merger agreement with the assistance of its financial and legal advisors.

The merger, which is currently expected to close during the first half of 2016, is subject to customary closing conditions including the approval of the merger agreement by an affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy at a meeting of the Company’s shareholders which will be convened to consider the approval of the merger agreement and the merger. Global Village Associates Limited, an entity controlled by Mr. Hongyi Zhou, and Young Vision Group Limited, an entity controlled by Mr. Xiangdong Qi, have agreed to vote all of the Shares they beneficially own, which represent approximately 61% of the voting rights attached to the outstanding Shares as of the date of the merger agreement, in favor of the authorization and approval of the merger agreement and the merger. If completed, the merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the New York Stock Exchange.

In connection with the merger, J.P. Morgan Securities (Asia Pacific) Limited is serving as financial advisor to the Special Committee; Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Special Committee; Maples and Calder is serving as Cayman Islands legal counsel to the Special Committee; Jun He Law Offices is serving as PRC legal counsel to the Special Committee; and Latham & Watkins is serving as U.S. legal counsel to the Company.

Huatai United Securities Co., Ltd. is serving as the financial advisor to the consortium; Kirkland & Ellis LLP is serving as U.S. legal counsel to the consortium; Fangda Partners is serving as PRC legal counsel to the Consortium; and Conyers Dill & Pearman is serving as Cayman Islands legal counsel to the consortium.

Additional Information about the Transaction

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the merger, which will include as an exhibit thereto the merger agreement. All parties desiring details regarding the merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the Company’s shareholders with respect to the merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the merger proceed.

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China and monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platform.

Forward-looking Statements

This press release contains statements that express the Company’s current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (the “Act”). These forward-looking statements can be identified by terminology such as “if,” “will,” “expected” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

In China:

Tel: +86 10-5878-1574

E-mail: ir@360.cn

In the U.S.:

The Piacente Group, Inc.

Don Markley

Tel: (212) 481-2050

E-mail: qihu@tpg-ir.com

3